SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦(ALSO ADMITTED IN ENGLAND & WALES)		LONDON
* (ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
REGISTERED FOREIGN LAWYERS		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
SHANGHAI
SINGAPORE
	June 19, 2018	TOKYO
TORONTO

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pintec Technology Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 4, 2018
CIK No. 0001716338

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2018. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on May 4, 2018.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included references to the pages in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the Revised Draft Registration Statement in response to the Staff’s comments, the Company has also included the Company’s unaudited financial statements as of and for the three months ended March 31, 2018 and added related disclosure in the relevant sections of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 91

1.                                      You disclose that prior to the Reorganization all options and restricted ordinary shares were granted by Jimu Group with its own underlying shares. Please tell us whether any options or restricted shares were granted by Pintec with its own underlying shares and provide us with the details of these grants. Please provide updates through the date of effectiveness.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 159 of the Revised Draft Registration Statement.

Results of Operations

Gross Profit, page 96

2.                                      We note your revised disclosure in response to prior comments 2 and 3 on pages 84 and 85. Please also quantify each factor that contributed to a material change in your gross profit margin. In this regard, you state that such improvement was driven by a greater volume of higher-margin personal and business installment loans and “negotiations with [y]our business partners.” Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 97

3.                                      In your response to comment 13 of our letter dated January 9, 2018, you indicated that when you include financial statements for the twelve months ended December 31, 2017, you would disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities. We, however, are unable to locate this disclosure. Please revise accordingly or explain.

The Company respectfully advises the Staff that the cash and cash equivalents held by VIEs as of December 31, 2016 and 2017 were disclosed in the notes to the audited financial statements for the twelve months ended December 31, 2017. The disclosure can be found on page F-15 of the Revised Draft Registration Statement. The corresponding information as of March 31, 2018 has been included on page F-70 of the unaudited financial statements for the three months ended March 31, 2018, which have now been added to the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has also added cash and cash equivalents held by VIEs as of March 31, 2018, to page 104 of the Revised Draft Registration Statement.

Business

Our Strategies

Continue to Develop and Provide More Innovative Solutions, page 113

4.                                      We note that you are “working on blockchain applications” for your business. Please explain the nature and purpose of blockchain technology in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

In response to the Staff’s comment, the Company has deleted the references to blockchain technology and applications from the Revised Draft Registration Statement.

Management

Directors and Executive Officers, page 145

5.                                      You disclose on pages 5, 69, and 79 that six of your directors also sit on the board of Jimu Holdings Limited. Please identify the directors who are also directors of Jimu Holdings Limited. Refer to Item 6.A.2 of Form 20-F.

The Company respectfully advises the Staff that the six directors of the Company who also sat on the board of Jimu Holdings Limited were Jun Dong, R. Barry Freeman Jr., Xiaomei Peng, Feng Hong, Cindy Jia Guo, and Harry Ho Kee Man. However, as of the date of this Letter, R. Barry Freeman Jr., Cindy Jia Guo and Harry Ho Kee Man have resigned from the board of the Company and there are currently three directors who sit on both the board of Jimu Holdings Limited and the Company, namely, Jun Dong, Xiaomei Peng and Feng Hong. In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 70, 80, 154 and 155 of the Revised Draft Registration Statement.

Combined Financial Statements

Combined Balance Sheets, page F-3

6.                                      Please revise to provide the pro forma impacts of the reorganization on your balance sheet and earnings per share, if applicable. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that the impact of the reorganization on the Company’s equity and mezzanine equity, together with the significant terms and provisions of the Company’s ordinary and preferred shares pursuant to ASC 505-10-50, are accordingly disclosed in the interim unaudited consolidated financial statement for the quarter ended March 31, 2018 (submitted as new pages from F-58 to F-116 in the Revised Draft Registration Statement) because the reorganization is determined to be completed in March 2018 (see response to comment 7 for details). In accordance with Regulation S-X 3-01, a pro forma balance sheet is not required if the transaction (i.e. the reorganization completion) is reflected in the most recent historical balance sheet filed, therefore the Company determined it is not necessary to provide pro forma impacts of the reorganization on balance sheet as of December 31, 2017. Pro forma impacts of the reorganization on earnings per share are retrospectively presented for all periods presented.

Notes to Combined Financial Statements

Note 1. Organization and principal activities

(b) Reorganization, page F-7

7.                                      You disclose that the Pintec business was transferred to you in December 2017; however, your disclosures on page F-55 appear to indicate that the transfer of the Pintec business was not completed until March 2018. Please reconcile these disclosures and tell us the date on which you acquired control of the Pintec business. Please describe in detail any transactions or agreements that were not completed as of December 31, 2017, and explain how these were considered when concluding that the financial statements as of December 31, 2017 should include the Pintec business.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-7 and F-8 of the Revised Draft Registration Statement to clarify that the process of transferring the Pintec business from Jimu Parent to the Company started in December 2017 and completed in March 2018. Among the reorganization procedures pursuant to the restructuring framework agreement entered into by the Group, Jimu Parent and the shareholders of Jimu Parent in December 2017, the transaction that was not completed as of December 31, 2017 was (i) the collection of the required share subscription consideration from the respective shareholders of Jimu Parent for the issuance of the Company’s ordinary and preferred shares to mirror the shareholding structure of Jimu Parent and (ii) transfer of employment contractual relationship with the key employees serving the Pintec Business from Jimu Parent’s subsidiaries and variable interest entities to the Group. The collection of the share subscription consideration and the transfer of key employees was completed on March 27, 2018 and the Company determined that only since then was the reorganization completed where the rights of these shareholders in the Company and its subsidiaries and variable interest entities are legally substantiated and the Pintec Business can be operated primarily by its own key employees.

As disclosed on page F-9 of the Revised Draft Registration Statement, the Reorganization consists of transferring the Pintec Business to the Group, which is owned by the same group of Jimu Parent’s shareholders immediately before and after the reorganization.  The shareholding percentages and rights of each shareholder are the same in Jimu Parent and Pintec immediately before and after the Reorganization.  Accordingly, the reorganization is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance from the perspective of the shareholders. Therefore, although the reorganization to legally carve out Pintec business from Jimu Parent was completed in March 2018, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Pintec Business (including those of the VIEs of Pintec Business) for the period presented (i.e. for the two years ended December 31, 2016 and 2017) are prepared as if the corporate structure of Pintec after the reorganization, including the new contractual arrangements for the VIEs, had been in existence throughout the period presented.

(c) Variable interest entities

(2) VIE arrangements after the Reorganization, page F-13

8.                                      You disclose that contractual arrangements have been entered into that are consistent with those in place prior to the reorganization. However, you also disclose that you will consolidate the VIEs upon execution of the new contractual arrangements. Please clarify when the new contractual arrangements were executed and how they support the consolidation of the VIEs as of December 31, 2017.

In response to the Staff’s comment, the Company respectfully advises the Staff that the new contractual arrangements were entered into on December 13, 2017 and the execution of these contractual arrangements was part of the reorganization process which was determined to be completed in March 2018.

The VIEs which are attributable to the Pintec business were originally controlled by Jimu Parent through the contractual arrangements entered into by Jimu Parent’s subsidiary and the relevant nominee shareholders before the reorganization. As discussed in the Company’s response to comment 7, the reorganization is accounted for in a manner similar to a common control transaction and the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Pintec Business (including those of the VIEs of Pintec Business) for the period presented are prepared as if the corporate structure of Pintec after the reorganization, including the new contractual arrangements for the VIEs, had been in existence throughout the period presented.

Accordingly, the historical financial information of the VIEs of Pintec business are included in the financial statements of the Group on a combined basis for the period presented before the reorganization completion.

Note 4. Acquisition of Shenzhen Minheng, page F-34

9.                                      You disclose that based on the results of the qualitative goodwill analysis performed, you concluded that a quantitative assessment was required. Please tell us the percentage by which the fair value of the reporting unit exceeded its carrying value. To the extent that the estimated fair value is not substantially in excess of the carrying value and is therefore at potential risk of failing step one of your goodwill impairment analysis, please revise to disclose the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the most recent test.

The Company respectfully advises the Staff that the Company assessed that the reporting unit is the whole Pintec group and wanted to clarify that based on the results of the qualitative analysis, the management concluded that it is not more likely than not that that a goodwill impairment existed as of December 31, 2017.  Nevertheless, the Company voluntarily performed a quantitative assessment of the business unit to which goodwill belonged as of December 31, 2017 as a supplement to the qualitative analysis.  The Company engaged an independent valuation firm to assist the Company to evaluate the fair value of the reporting unit, with approximately RMB 2 billion as of December 31, 2017. The carrying amount of the reporting unit is a deficit of RMB 62.2 million as of December 31, 2017.  As the estimated fair value is substantially in excess of the carrying value, the Company considered that the disclosure of the percentage by which the fair value of the reporting unit exceeded its carrying value was not necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-36 of Revised Draft Registration Statement to address the above comments.

Note 18. Share based compensation expenses

Share options issued by Jimu Parent to employees of the Company, page F-49

10.                               Please revise to provide the disclosures required under ASC 718-10-50-2(c)(1). In this regard, we note that the roll forward schedule you provided for share options does not reflect options exercised, outstanding or exercisable.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-50 and F-51 of the Revised Draft Registration Statement.

Note 23. Restricted net assets, page F-55

11.                               Revise to update the restricted net asset disclosures as of December 31, 2017. To the extent that restricted net assets exceeds 25% of combined net assets, provide the parent-only financial information required under Rule 12-04 of Regulation S-X. See Rule 5-04(c) and Rule 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-57 of the Revised Draft Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

12.                               We note that there were several issuances of ordinary and preferred shares in 2017. Please tell us whether these issuances involved shares of Jimu Parent or shares of Pintec. If the latter, please explain why such issuances are not reflected in your combined financial statements, including earnings per share, as of December 31, 2017 and why you have not disclosed the significant terms and provisions of these shares pursuant to ASC 505-10-50.

The Company respectfully advises the Staff that the ordinary and preferred shares listed in Item 7 of the Revised Draft Registration Statement are all shares of the Company, i.e. Pintec Technology Holdings Limited, not shares of Jimu Parent. Subsequent to the reorganization completed in March 2018, such issuances were reflected in consolidated financial statements, including earnings per share, as of March 31, 2018 and the significant terms and provisions of these shares pursuant to ASC 505-10-50 were also disclosed in note 20 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2018. The relevant impact of the reorganization and share issuance information was not previously disclosed because the reorganization was not completed as of December 31, 2017.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP